May 26, 2010

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Celia A. Soehner, Examiner Kevin Kuhar, Staff Accountant Jeffrey Jaramillo, Accounting Branch Chief Mary Beth Breslin, Senior Attorney

Re:	Withdrawal of Acceleration Request of GenMark Diagnostics, Inc.
Registration Statement on Form S-1 (File No. 333-165562)

Ladies and Gentlemen:

Piper Jaffray & Co., as representative of the several underwriters, hereby withdraws the underwriters’ acceleration request dated May 25, 2010. Thank you for your assistance. If you should have any questions, please contact Jason Day of Faegre & Benson LLP, counsel to the underwriters, at (303) 607-3720 or by facsimile at (303) 607-3600.

Very truly yours,

Piper Jaffray & Co. As representative of the several underwriters

By:	/s/ Neil A. Riley
Neil A. Riley
Principal